October 28, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel, Assistant Director Division of Corporate Finance

Re:	Aristocrat Group Corp. (“the Company”) Amendment No. 3 to Registration Statement on Form S-1 File No. 333-176491 Filed October 28, 2011

Dear Mr. Spirgel:

In response to your letter of October 25, 2011 addressed to the Company with your comments on Amendment No. 2 of the Company’s Registration Statement on Form S-1, filed October 18, 2011, we herewith transmit the Company’s Third Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner. For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Our Offering, page 3

Exercisability of warrants, page 4

1.

Please remove your statement that “the purchaser of one unit pursuant to this prospectus will receive two (2) warrants to purchase a total of two (2) ‘unregistered shares’ of our common stock.” State instead that you are not registering the exercise of the warrants that comprise the units and explain what this means in terms of a unit holder’s ability to exercise the warrants. Make corresponding changes to your disclosure on pages 17 and 18.

RESPONSE:

We concur with the Staff and deleted the above text and revised the disclosure on  pages 4, 17, and 18, as follows:

We are not registering the exercise of the warrants that comprise the units at this time.  Although each warrant offered in this offering is exercisable to purchase one share of common stock, no warrants will be exercisable unless at the time of the exercise a prospectus relating to common stock issuable upon exercise of the public warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the public warrants. We intend to use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares of common stock, the warrants may become worthless.

We are not currently registering the common stock issuable upon exercise of the warrants because we are seeking long term investors. The warrants expire five (5) years from the closing of the offering or earlier upon redemption or liquidation.

Exercise period of the warrants, page 4

2.

Please explain your basis for stating that “[p]urchasers of the units will be able to exercise the warrants without an effective and current registration statement two (2) years from the closing of the offering.” In this regard, it is not clear how each unit holder would have an available exemption from registration for the exercise of the warrants. Furthermore, your assertion is inconsistent with the disclosure in the risk factor entitled “Warrants may not be exercisable” on page 12. Make corresponding changes to your disclosure on pages 17 and 18.

RESPONSE:

We concur with the Staff and revised the disclosure as follows;

The warrants will be exercisable beginning two (2) years from the closing of the offering as long as at the time of the exercise a prospectus relating to common stock issuable upon exercise of the public warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the public warrants.

We are not registering the common stock issuable upon exercise of the warrants at this time.  The warrants expire five (5) years from the closing of the offering or earlier upon redemption or liquidation.

3.	Please reinsert the disclosure that the warrants expire five years after the closing of this offering or earlier upon redemption or liquidation.

RESPONSE:

We revised the disclosure as requested.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s)

1.   Amendment No. 3 to Registration Statement on Form S-1

2.   Updated Auditor’s Consent